FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Primero Mining Corp.
79 Wellington Street West, TD Tower South
Suite 2100, P.O.Box 139, Toronto-Dominion Centre
Toronto, Ontario, M5K 1H1

Item 2	Date of Material Change

June 6, 2016

Item 3	News Release

A news release was issued by Primero Mining Corp. (“Primero”) on June 6, 2016 through the facilities of Marketwired and subsequently filed on SEDAR.

Item 4	Summary of Material Change

Primero announced that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase on a bought-deal basis, 19,150,000 units of Primero (the “Units”) at a price of Cdn$2.35 per Unit (the “Offering”), representing aggregate gross proceeds to Primero of Cdn$45,002,500.

5.1	Full Description of Material Change

Primero announced that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase on a bought-deal basis, 19,150,000 Units at a price of Cdn$2.35 per Unit, representing aggregate gross proceeds to Primero of Cdn$45,002,500.

Each Unit will consist of one common share of Primero (“Common Share”) and one-half of one common share purchase warrant of Primero (each whole common share purchase warrant a “Warrant”). Each whole Warrant will entitle the holder thereof to acquire one Common Share of Primero at an exercise price of Cdn$3.35 per Common Share, for a period of 24 months following the closing of the Offering.

The Common Shares and the Warrants comprising the Units will separate following the closing of the Offering. Each whole Warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Common Share at an exercise price of Cdn$3.35 until 5:00 p.m. (Toronto time) on the date that is 24 months from the Closing Date, after which time the Warrants will be void and of no value.

Primero has also granted the underwriters an over-allotment option to purchase up to an additional 2,872,500 Units, at a price of Cdn$2.35 per Unit, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering.

The net proceeds of the Offering will be used to advance development at Primero’s San Dimas and Black Fox mines as well as for exploration, working capital and general corporate purposes. The Offering is anticipated to close on or about June 24, 2016 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Further information regarding the matters described in this report may be obtained from Tamara Brown, Vice-President, Corporate Development & Investor Relations of Primero, who is knowledgeable about the details of this material change and may be contacted at (416) 814-3168 or tbrown@primeromining.com.

Item 9	Date of Report

June 9, 2016.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, sale or solicitation would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.